March 11, 2025

Francis Davidson
Chief Executive Officer
Sonder Holdings Inc.
447 Sutter St. Suite 405, #542
San Francisco, California 94108

       Re: Sonder Holdings Inc.
           Schedule 13D filed January 15, 2025 by Francis Davidson File No. 005-92541
Dear Francis Davidson:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 15, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       September 30, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 30, 2024 event date, the Schedule 13D submitted on January 15, 2025 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
Item 5, page 1

2. We note your disclosure in Item 5(c) that "[e]xcept as otherwise set forth in Item 4 of this Schedule 13D, Mr. Davidson has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule
       13D." Please revise to provide the requisite disclosure with respect to all transactions
 March 11, 2025
Page 2

       in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction;
       (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
        We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions